File ~~number 82-524~~

FRIENDS PROVIDENT

Friends Provident plc
Pixham End, Dorking, Surrey RH4 1QA
Telephone 0870 6083678 Fax 01306 65499

03 SEP 29 AM 7:21

03032320

82-34640

22 September 2003

Securities and Exchange Commission
Office of International Corporate Finance
Mail Stop 3 -2
450 Fifth Street, N.W.
Washington DC 20549

SUPPL

Dear Sir

Friends Provident plc - File number ~~82-524~~

Since our previous submission to you on 27th August 2003 and pursuant to rule 12g3 - 2(b) of the Securities and Exchange Act of 1934, please find enclosed a recent press release to the London Stock Exchange.

Director Shareholding - 8th September 2003

Should you require any assistance, please do not hesitate to contact me by email to hornj@friendsprovident.co.uk.

Yours sincerely

Ms. Jenni Horn
Company Secretariat Assistant

PROCESSED
OCT 07 2003
THOMSON FINANCIAL

Enc.

9/29

Full Text Announcement

Company	Friends ProvidentPLC
TIDM	FP.
Headline	Director Shareholding
Released	09:47 8 Sep 2003
Number	PRNUK-0809

FRIENDS PROVIDENT SHARE INCENTIVE PLAN (SIP)

Executive Directors of Friends Provident plc have purchased shares under the SIP.

In common with all eligible employees, executive directors were able to contribute for one year from September 2002 up to £125 per month under the Partnership Share element of the SIP to acquire shares in the Company in September 2003 at the lower of 141.65p or the price at the end of the twelve month accumulation period. Such latter price was 139.80p, which was the average of the mid-market price on the five dealing days preceding 5th September 2003. Each of the five next mentioned executive directors (G K Aslet, A R G Gunn, D M Jackson, K Satchell and B W Sweetland) have therefore acquired 1073 shares (following their saving of £1,500 over 12 months and including a small balance left over from the 2002 purchase of Partnership Shares) as at 5th September 2003, with such shares having been transferred to their SIP accounts on 5th September 2003.

Under the SIP, 537,305 Partnership Shares were purchased by participating members of staff, including directors. All shares purchased were market purchases.

END